July 11, 2019

Fred A. Graham, III
Chief Financial Officer
Monitronics International, Inc.
1990 Wittington Place
Farmers Branch, TX 75234

       Re: Monitronics International, Inc.
           Registration Statement on Form S-4
           Filed on May 28, 2019
           File no. 333-231771
           Correspondence filed July 8, 2019

Dear Mr. Graham:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed on May 28, 2019

General

1. Please revise your Form S-4 to reflect the voluntary delisting of the Ascent Capital Series
       A common shares from the Nasdaq prior to the offering of the Medtronic shares, as referenced in your July 8, 2019 response. Please also revise to indicate your expectation that the Series A shares will subsequently be quoted on the OTCQB in the interim period leading up to the completion of the merger contemplated by the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Fred A. Graham, III
Monitronics International, Inc.
July 11, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Celeste
M. Murphy,
Legal Branch Chief, at 202-551-3257, with any questions.



                                                           Sincerely,
FirstName LastNameFred A. Graham, III
                                                           Division of
Corporation Finance
Comapany NameMonitronics International, Inc.
                                                           Office of
Telecommunications
July 11, 2019 Page 2
cc:       Adorys Velazquez
FirstName LastName